[redacted]

08001899

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

11 March 2008

SEC Mail
Mail Processing
Section
APR 10 2008
Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

SUPPL

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. dated January 30, 2008 regarding a press release entitled "JG Summit Inks Deal with HP Philippines".
2. SEC Form 17-C of JG Summit Holdings, Inc. dated February 19, 2008 regarding the news article entitled "JG Summit Earmarks P28B".

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

4/21

/mhd

COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

1 2 — Month; 3 1 — Day

Fiscal Year

1 7 - C

FORM TYPE

Second Thursday of June

Month Day

Press Release "JG Summit Holdings Inks Deal with HP Philippines"

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 30, 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached a press release entitled "JG Summit Holdings Inks Deal with HP Philippines".

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

January 30, 2008
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

News release

JG Summit Holdings Inks Deal With HP Philippines

One of the Philippines' largest conglomerates taps HP for IT Infrastructure Management and Solutions

Editorial contacts:

Lei Acevedo
Marketing Manager
Technology Solutions Group
Hewlett-Packard Philippines Corp.
+632 830 7360
+63 920 921 9146
lanielle.acevedo@hp.com

Viveca Singson
Corporate Communciations
JG Summit Holdings, Inc.
+632 2498817
viveca.singson@urc.com.ph

Harold C. Geronimo
Stratworks, Inc. for HP Philippines
+ 632 751 3805
+ 63 917 384 7018
harold.geronimo@stratworks.net

Hewlett-Packard Philippines Corp.
37/F Robinsons Summit Center
#6782 Ayala Ave., Makati City
Philippines 1226
www.hp.com

MANILA, Philippines, 30 January 2008 – JG Summit Holdings, Inc. (JGSHI), one of the country's largest conglomerates, has signed with HP Philippines to provide IT infrastructure management and solutions across its business portfolio. To meet growing business demands, JGSHI aims to control costs and to improve service levels and business agility.

This deal will upgrade the IT infrastructure of JGSHI and enable the organization to efficiently process business transactions; communicate better internally and externally; collaborate with customers and business partners; and generate information critical in making decisions.

To this end, HP will consolidate and construct a new data center to centralize (e.g., via helpdesk) and standardize (e.g., via tools such as HP OpenView) IT services for JGSHI operations. Having HP build a shared services infrastructure that is in line with JGSHI's overall business strategy will enable the conglomerate to improve its services, and facilitate the acquisition and merging of new businesses at a technological level.

The consolidation of these services will serve to streamline JGSHI's operations by enabling the business to divest itself from IT processes that can be managed by HP, thereby allowing it to centralize its efforts on developing its core competencies.

"This partnership with HP will allow us to increase our efficiencies and focus more on the core needs of our business", said Lance Gokongwei, JGSHI President and COO.

"HP is proud to have been chosen by JGSHI. We are ready to implement the full use of our technologies in order to add to the competitive advantage of one of the Philippines' largest and globally competitive corporations," said David Tan, managing director of HP Philippines.

About JGSHI

JG Summit Holdings, Inc. (JGSHI) is a conglomerate in the Philippines with business interests in globally competitive industries including air transportation, financial services, food manufacturing, telecommunications, petrochemicals, real estate and property development. The Gokongwei Brothers Foundation

(GBF) is proof of JGSHI's firm commitment to helping develop future leaders through education. More information about JGSHI is available in www.jgsummit.com.ph.

About HP

HP focuses on simplifying technology experiences for all of its customers – from individual consumers to the largest businesses. With a portfolio that spans printing, personal computing, software, services and IT infrastructure, HP is among the world's largest IT companies, with revenue totaling $104.3 billion for the four fiscal quarters ended Oct. 31, 2007. More information about HP (NYSE: HPQ) is available at www.hp.com.

Note to editors: More news from HP, including links to RSS feeds, is available at www.hp.com/hpinfo/newsroom/.

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; and other risks that are described in HP's filings with the Securities and Exchange Commission, including but not limited to HP's Annual Report on Form 10-K for the fiscal year ended Oct. 31, 2007. HP assumes no obligation and does not intend to update these forward-looking statements.

1/2008

invent

COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1 2 — Month; 3 1 — Day
Fiscal Year

1 7 - C
FORM TYPE

Second Thursday of June
Month Day
Annual Meeting

Reply to PSE letter re news article entitled
"JG Summit Earmarks P28B"

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **February 19, 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" – Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated February 19, 2008 in response to the PSE ODiSy letter in Annex "B" below.

Annex "B" – PSE ODiSy letter to the Company dated February 19, 2008 requesting for confirmation/denial of the veracity of and provide additional information, if any, on the news article in Annex "C" below.

Annex "C" – News article entitled "JG Summit *Earmarks* P28B" which appeared in the February 19, 2008 issue of the Manila Standard Today.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

February 19, 2008
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

February 19, 2008

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
Head, Disclosure Department

Ms. Christina Marie C. Fortes
Analyst, Disclosure Department

Gentlemen:

We refer to your letter dated February 19, 2008 requesting us to confirm/deny the veracity of the information contained in and to provide additional information, if any, on the news article entitled "JG Summit Earmarks P28B" published in the February 19, 2008 issue of the Manila Standard Today which reported in part that:

"JG Summit Holdings Inc., owner of the country's largest snack-food company, plans to spend as much as P28 billion this year to expand its businesses, president Lance Gokongwei said in an interview..."

We confirm the above-mentioned statement.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

END